As filed with the Securities and Exchange Commission on October 31, 2003

File No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APHTON CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	80 S.W. Eighth Street Miami, Florida 33130 (305) 374-7338	95-3640931
(State or Other Jurisdiction of Incorporation or Organization)	(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(I.R.S. Employer Identification Number)

Philip C. Gevas

Chairman, President and Chief Executive Officer

Aphton Corporation

80 S.W. Eighth Street

Miami, Florida 33130

(305) 374-7338

(305) 374-7615 (Fax)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Kara L. MacCullough, Esq.

Akerman Senterfitt

One Southeast Third Avenue, 28th Floor

Miami, FL 33131

(305) 374-5600

(305) 374-5095 (Fax)

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED (1)(2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE PER UNIT(3)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(3)	AMOUNT OF REGISTRATION FEE

Common Stock, $.001 par value	4,900,000	$6.14	$30,086,000	$2,433.96

(1)	Includes 980,000 shares of common stock issuable upon the exercise of warrants that the registrant is required to register under the terms of a common stock and warrant purchase agreement among the registrant and the selling stockholders named in the prospectus included herein in connection with the issuance of units consisting of (i) an aggregate of 3,920,000 shares of common stock and (ii) warrants to purchase an aggregate of 980,000 shares of common stock on September 18, 2003.
(2)	This registration statement also covers an indeterminate number of shares of common stock that may be issued by reason of stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act.
(3)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457 of the Securities Act, based on the average high and low prices reported on the Nasdaq National Market on October 27, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2003

PROSPECTUS

APHTON CORPORATION

4,900,000 Shares of Common Stock, Par Value $.001 per Share

The selling stockholders named in this prospectus may offer for sale up to 4,900,000 shares of our common stock, which includes 980,000 shares of our common stock which may be issued upon exercise of warrants held by the selling stockholders. We will not receive any of the proceeds from the sale of the shares of our common stock by any selling stockholder under this prospectus, although we may receive proceeds from the exercise of the warrants. As of the date of this prospectus, none of the selling stockholders have exercised any portion of their warrants. We do not know when, if ever, any selling stockholder will exercise any portion of their warrants.

Our common stock is listed on the Nasdaq National Market under the symbol “APHT.” On October 30, 2003, the last reported sale price of our common stock reported on Nasdaq was $7.17

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 4 of this prospectus for a discussion of certain factors you should consider before you buy our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October     , 2003

i

SUMMARY

Aphton Corporation

Aphton Corporation is a biopharmaceutical company. We are engaged in research and development and conduct clinical trials for our products, both independently and with our corporate strategic partners. We apply our innovative active immunization (vaccine) technology-platform to develop products for neutralizing, and removing from circulation, hormones and other molecules that participate in gastrointestinal system and reproductive system cancer and non-cancer diseases. We also are developing a product to neutralize hormones to prevent pregnancy.

Since 1997 we have had a strategic alliance with Pasteur Merieux Connaught, now Aventis Pasteur, for products that treat gastrointestinal system and other cancers, in North America and Europe. Since 1998, we have had a strategic alliance with SmithKline Beecham, now GlaxoSmithKline, for products that treat reproductive system cancers and non-cancer diseases, worldwide.

During our first five years, we developed the basis of our innovative active immunization technology and our monoclonal antibody technology and have continued developing them to date. In our second five years, we initiated the development of products based on those technology platforms, which we have continued to date. Since our inception, we have developed a patent estate to protect our technology platforms and our products after they are commercialized. Together with our collaborating scientists, we have developed the scientific foundations and the scientific literature relating to the central role of gastrin and gastrin receptors in the onset, development, growth and spread of adenocarcinomas of the gastrointestinal system from the esophagus to the stomach, pancreas and liver and through the colon and rectum.

On March 31, 2003 we announced that taking into full account the $20 million financing package announced earlier that day, of which $15 million was received by April 4, 2003 and $5 million was received on June 12, 2003, our Board of Directors determined that it was not in the best interest of our stockholders to restructure the existing Co-Promotion Agreement and License with Aventis Pasteur to treat human cancers with G17DT and that the Letter of Intent (LOI) dated December 19, 2002 to restructure the agreement with Aventis, expired as of that date.

We are nearing completion of the documentation necessary for non-U.S. regulatory filings for pancreatic cancer monotherapy. We have requested a meeting with the United States Food and Drug Administration to discuss this data together with data from our gastric cancer clinical trial. We expect to discuss both the pancreatic and gastric cancer indications at a meeting with the FDA in early 2004. With the expiration of the LOI agreement, we have resumed our intention to license, in return for royalties, up-front fees and milestone payments: a) G17DT to treat human cancers in markets worldwide outside of North America and Europe, especially in Japan, with a focus there on gastric cancer therapy and b) G17DT for non-cancer therapy, to treat gastroesophageal reflux disease (GERD), worldwide.

Our primary approach for the treatment of major diseases such as cancer has been to employ (anti) “hormone therapy.” Our hormone therapy involves neutralizing, or blocking, targeted hormones which play a critical role in diseases of the gastrointestinal and reproduction systems. We have selected the strategy of hormone therapy because hormone therapy has proved over decades to be efficacious in the treatment of major diseases, both malignant and non-malignant. Well-documented examples of the efficacy of hormone therapy in humans are blocking gastrin (Proglumide) or blocking another hormone stimulated by gastrin, namely histamine (Zantac, Tagamet), to reduce stomach acid. These hormone therapies treat GERD, ulcerations of the esophagus and peptic ulcers. Additional examples of hormone therapy include blocking estrogen (Tamoxifen), for breast cancer therapy and blocking the production of testosterone (Lupron, Zoladex) for prostate cancer therapy.

Our anti-gastrin targeted immunotherapy induces in patients antibodies that bind to both gastrin 17 and gly-gastrin and remove them from circulation before they can bind to the cancer cell and initiate cell growth. Gastrin 17 and gly-gastrin are believed to be central growth factors, or the initiating signals, for cell growth, cell proliferation and metastasis, or spread, in pancreatic, gastric (i.e. stomach), esophageal, colorectal and other gastrointestinal (GI) system cancers. This signaling cascade is triggered by gastrin binding to the large numbers of gastrin receptors which appear, de novo, in the great majority of cases, on tumor cell surfaces of the gastrointestinal system. Interrupting this process by immunizing the patient with our anti-gastrin immunogen is specifically targeted immunotherapy. This specificity of targeting only cancer cells occurs because gastrin is not normally secreted and gastrin receptors are not normally found on cells in the GI system, unless they are malignant, or on the path to malignancy (except for cells involved with normal acid secretion).

Recent findings have shown that inhibiting gastrin inhibits cell growth, proliferation and metastasis, leading to programmed cell death (apoptosis). This tilts the balance, from cell growth, to cell suicide. Gastrin also stimulates the secretion and expression of other important growth factors and receptors within and on the surfaces of the cancer cells involved in tumor growth. Hence, inhibiting gastrin inhibits all of the foregoing factors that contribute to tumor growth and spread, resulting in tumor cell death. Our anti-gastrin targeted immunotherapy adds a biological dimension to the treatment of gastrointestinal cancers.

Financial Strategy

We finance our operations through the sale of our equity securities, convertible debentures and licensing fees. These funds provide us with the resources to operate our business, attract and retain key personnel and scientific staff, fund our research and development program, pre-clinical testing and clinical trials, obtain the necessary regulatory approvals and develop our technology and products.

We anticipate that our existing capital resources, which consist primarily of cash and short-term cash investments, including (i) the proceeds of $22.7 million from the sale of our common stock and unregistered warrants to the selling stockholders on September 16, 2003; (ii) the proceeds from the sale of convertible, redeemable, 5-year, interest-bearing notes and unregistered warrants to certain investors, sold in two tranches, of which the first $15 million tranche closed on March 31, 2003 (the gross proceeds of which were subsequently received by us by April 4, 2003) and the second $5 million tranche closed on June 12, 2003; (iii) proceeds of $1.48 million from the sale of our common stock on February 24, 2003 and proceeds of $18,750 from the sale of unregistered warrants to an institutional investor; and (iv) proceeds of $3 million from the issuance on December 19, 2002 of a convertible, redeemable, 5-year, interest bearing debenture to Aventis Pharmaceuticals, Inc., will enable us to maintain a range of operations into the first quarter of 2005. Our future capital requirements will depend on numerous factors, including the following:

•	the progress of our research and development program, preclinical testing and clinical trials;

•	collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing, marketing and sale of certain of our products and our ability to obtain funds from such strategic alliances or from other sources;

•	the timing and cost of obtaining regulatory approvals;

•	the levels of resources that we devote to product development, manufacturing and marketing capabilities;

•	the cost of establishing, maintaining and enforcing intellectual property rights; and

•	competing technological and market developments.

Principal Executive Offices

Our principal executive offices are located at 80 S.W. Eighth Street, Miami, Florida 33130, and our telephone number is (305) 374-7338. Our web page, describing the company, our technology, products, strategic alliances and news releases can be visited at: www.aphton.com. The web site is not a part of this prospectus.

The Offering

Shares of common stock offered by us	None.

Shares of common stock offered by the selling stockholders	4,900,000 shares, which includes 980,000 shares which may be issued upon exercise of warrants.

Use of proceeds

We will not receive any proceeds from the sale of the shares of our common stock by any selling stockholder, if a selling stockholder chooses to sell some or all of its shares of our common stock. If any of the warrants held by the selling stockholders are exercised and none of those selling stockholders avail themselves of the cashless exercise provisions contained therein, we may receive up to $7,957,600 upon exercise of these warrants, subject to the price adjustment provisions described in this prospectus. We intend to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes, including to fund our ongoing clinical trials and operations.

Our Nasdaq National Market symbol	APHT.

RISK FACTORS

Investing in our common stock involves risk. In addition to the other information set forth elsewhere in this prospectus, the following factors relating to us and our common stock should be considered carefully in deciding whether to invest in our common stock.

Risks Related to Our Business

We expect to continue incurring substantial operating losses in the next several years.

We have experienced significant operating losses since our inception in 1981 and expect to continue incurring substantial operating losses for at least the next several years. We expect losses to increase over the next several years as we continue our clinical trials, apply for regulatory approvals, and continue our research and development efforts. Our net losses for the year ended December 31, 2002 were $40.0 million and for the six months ended June 30, 2003 were $13.1 million. As of June 30, 2003, we had an accumulated deficit of approximately $153.7 million. Our ability to achieve profitability depends upon our ability, alone or through relationships with third parties, to develop successfully our technology and products, to obtain required regulatory approvals and to manufacture, market and sell such products.

We do not currently have any products which are approved for sale and we do not yet generate revenue from the sale of our products.

To date, we have not generated any revenues from product sales. All of our potential products are in various stages of product development, and some are still in research or in early development. All of our potential products will require expensive, extensive and time consuming clinical testing, and some may require additional research and development, prior to commercial use. Accordingly, we cannot plan on deriving revenues from these products for a number of years, if at all. These potential products may not be developed successfully into immunogens that can be administered to humans or may not prove to be safe and effective in clinical trials or cost-effective to manufacture and administer. We may encounter problems in clinical trials that will cause us to delay or suspend a clinical trial. Also, our products that are currently under development may not be completed successfully or within an acceptable time period, if at all. Further, our products may not receive regulatory approval. Finally, if any of our products do receive required regulatory approval, we may not be capable of producing those products in commercial quantities or those products may not be accepted by the marketplace.

Without additional financing we will not have enough liquidity to fund our current research and development program.

Developing our technology and products requires a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development. On June 30, 2003, we had approximately $10.1 million in cash and short-term investments. Taking into account the proceeds of $22.7 million from the sale of our common stock and unregistered warrants to the selling stockholders on September 16, 2003, we expect to be able to maintain a range of operations into the first quarter of 2005. However, we do not anticipate having any of our products ready for commercialization prior to this time. Consequently, if we do not obtain additional financing we may be required to:

•	delay, reduce the scope of or eliminate one or more of our research or development programs and some or all of our clinical trials;

•	obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves;

•	sell our company;

•	cease operations; or

•	declare bankruptcy.

Our future research and development costs may be significantly higher than we anticipate, and we may not be able to fund these additional costs.

It is extremely difficult to estimate the amount of research and development costs that may be required before a product is ready to be commercialized. The amount of research and development costs that we will be required to incur will depend on many other factors, including:

•	the progress of our research and development programs, preclinical testing and clinical trials;

•	collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing, marketing and sale of certain of our products and our ability to obtain funds from such strategic alliances or from other sources;

•	the timing and cost of obtaining regulatory approvals;

•	the levels of resources that we devote to product development, manufacturing and marketing capabilities;

•	the cost of establishing, maintaining and enforcing intellectual property rights; and

•	competing technological and market developments.

If we are unable to commence or complete, or experience delays in any of our present or planned clinical trials, it would delay or prohibit our ability to commercialize our products and therefore our ability to generate product revenues.

Clinical trials are very costly and time-consuming. The length of time required to complete a clinical trial depends on several factors, including the criteria for determining which patients are eligible to join the clinical trial, the size of the patient population and the patients’ ability to get to the clinical trial site. Our commencement and rate of completion of clinical trials also may be delayed by many other factors, including the following:

•	a sufficient number of patients may not enroll in our clinical trials;

•	our inability to produce sufficient quantities of the products to complete the trials;

•	our inability to adequately follow or evaluate patients after treatment with our products;

•	the products may have significant adverse side effects or other safety issues;

•	it may take a longer time period than expected to determine whether the products are effective;

•	patients may die during a clinical trial because their cancer or disease is too advanced or because they experience unrelated medical problems;

•	our products fail to perform well during clinical trials; and

•	government or regulatory delays.

If we are unable to commence or complete, or experience delays in, any of our present or planned clinical trials, it would delay or prohibit our ability to commercialize our products and therefore our ability to generate revenues. Our development costs will increase if we experience any delays in our clinical trials or if we need to perform more or larger clinical trials than planned.

Our reliance on third parties such as clinical distributors, manufacturers and clinical research organizations may result in delays in completing, or a failure to complete, clinical trials if they fail to perform under our agreements with them.

As an integral component of our product development, we engage clinical distributors, manufacturers and clinical research organizations, or CROs, to manufacture and distribute the product candidates, to conduct and manage clinical studies and to assist us in guiding products through the U.S. Food and Drug Administration, or FDA, review and approval process. Because we presently engage and intend to continue to engage clinical distributors, manufacturers and CROS to help us obtain market approval for our products, many key aspects of this process have been and will be out of our direct control. If the clinical distributors, manufacturers and CROs fail to manufacture and distribute the product candidates and to perform clinical trials in a satisfactory manner, or fail to perform their obligations under our agreements with them, we may face delays in completing our clinical trials, as well as commercialization of our products. In addition, the loss of any of our current contracts or delay in obtaining new contracts with such entities may also delay the completion of our clinical trials and the market approval of our products.

If we cannot operate as a going concern, we may be forced to significantly reduce or cease our current operations which could result in a decline in our stock price and a loss of your entire investment.

We have incurred recurring operating losses since inception. Our independent auditors added a paragraph to their opinion on the consolidated financial statements for the year ending December 31, 2002 with respect to our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the financings completed subsequent to December 31, 2002.

We are presently seeking additional funds to operate through 2004 and beyond. In the event we are unable to secure additional funding, in order to preserve cash, we would be required to further reduce expenditures, effect further reductions in our corporate infrastructure, or we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs, any of which could have a material adverse effect on our ability to continue our current level of operations. Even if we obtain additional working capital in the near future, to the extent that operating expenses increase or we need additional funds to develop new technologies, the need for additional funding may be accelerated and there can be no assurance that such additional funding can be obtained on terms acceptable to us, if at all. If we are not able to generate sufficient capital through additional financing to fund our current operations, we may not be able to continue as a going concern. If we are unable to continue as a going concern, we may be forced to significantly reduce or cease our current operations. This could significantly reduce the value of our securities, which could result in our delisting from Nasdaq and cause investment losses for our stockholders.

Our ability to commercialize our products could be materially and adversely affected if we cannot obtain the needed quantities of our raw materials for our products.

Diphtheria Toxoid (DT) is a key material used in the development and manufacture of several of our therapeutic vaccines. We do not currently manufacture DT and large quantities of DT suitable for human use are not readily obtainable in the open market. We currently have a supply agreement with Aventis

Pasteur, one of the few manufacturers of DT in the world, for this material. If the supply of DT from Aventis Pasteur is disrupted for any reason, including a breach under the supply agreement, we may be unable to obtain sufficient quantities of DT on a timely and cost-effective basis, if at all. This could result in increased costs, delayed development or ultimately unsuccessful clinical trials which could materially and adversely affect our ability to commercialize our products.

Our dependence on strategic alliances with Aventis Pasteur and GlaxoSmithKline and our failure to enter into future strategic alliances could adversely affect our business, financial condition and future prospects.

Under the terms of our strategic alliance with Aventis, Aventis is responsible for and will fund the promotion, advertisement, marketing, distribution and sales of our anti-gastrin product in North America and Europe. Under the terms of our strategic alliance with GlaxoSmithKline, GlaxoSmithKline is responsible for phase III clinical trials, regulatory approvals, world-wide marketing and distribution of our anti-GnRH product. As a result of our strategic alliances, we will not completely control the nature, timing or cost of bringing these products to market. Aventis and GlaxoSmithKline could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. Aventis and GlaxoSmithKline, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time, we may also become involved in disputes with Aventis and GlaxoSmithKline. Under the terms of our strategic alliance with GlaxoSmithKline, either party may terminate the strategic alliance upon mutual agreement, upon material breaches by the other party that remain uncured after 60 days’ written notice, or upon certain bankruptcy events by either party. Additionally, GlaxoSmithKline may terminate the strategic alliance effective as of September 30, 2004 if, prior to that date, the agreement has not been extended. As a result of these factors, our strategic alliances may not yield revenues. In addition, we may be unable to enter into new strategic alliances or enter into new strategic alliances on favorable terms.

Our products under development are based on an approach to disease therapy and prevention which has not yet been approved and may prove to be unsuccessful.

Our products under development are based on an approach to disease therapy and prevention which has not yet been approved. Our approach may ultimately prove to be unsuccessful since:

•	we may not successfully complete our product development efforts;

•	our products may not prove to be safe and effective;

•	we may not receive approval from the FDA, or any other applicable regulatory agencies; or

•	medical centers, hospitals, physicians or patients may not accept our products as readily as current drug therapies or other forms of treatment.

Undesirable and unintended side effects or unfavorable publicity concerning any of our products or other products incorporating a similar approach could limit or curtail commercial use of our products and could have an adverse effect on our ability to obtain regulatory approvals and to achieve physician and patient acceptance.

Our dependence on others for manufacturing and marketing may adversely affect the manufacture, marketing and sale of our products.

We have no manufacturing facilities for commercial production of our products under development and have no experience in marketing, sales or distribution. We intend to continue establishing arrangements with and relying on third parties, including large pharmaceutical companies, to manufacture, market, sell and distribute any product we develop. Although we believe that parties to any future arrangements will have an economic incentive to perform their contractual responsibilities successfully, the amount and timing of resources to be allocated to these activities will not be within our control. These parties may not perform their obligations as expected, we may not derive any revenues from such arrangements and our reliance on others for manufacturing products may result in unforeseen problems with product supply. Should we encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute any product we develop, market introduction and subsequent sales of such product would be adversely affected. Moreover, contract manufacturers that we may use must adhere to current good manufacturing practice regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, any FDA pre-market approval of our potential products would be adversely affected. Additionally, these manufacturers are subject to continual review and periodic inspections by the FDA and discovery of previously unknown problems with a manufacturer or facility may result in FDA restrictions which could adversely affect the manufacture, marketing, sales or distribution of our products.

We may not have sufficient liquidity to make periodic interest payments under our outstanding notes and debenture.

We have material amounts of indebtedness outstanding as a result of the $20 million senior convertible notes issued to certain institutional investors and the $3 million convertible debenture issued to Aventis Pharmaceuticals, Inc. We are required to make quarterly interest payments on the $20 million senior convertible notes in cash or stock, at our option, and annual interest payments on the $3 million convertible debenture in cash.

We are not currently in default under the terms of our outstanding senior convertible notes and debenture and we believe we will have the resources to make all required interest payments. If, however, we at any time default on any of our payment obligations or other obligations under the terms of our outstanding senior convertible notes and debenture, the applicable holders will have all rights available to them under the terms of our outstanding senior convertible notes and debenture, as applicable, including the forced redemption of the entire principal of the instrument plus accrued interest for cash, and, in the case of the senior convertible notes, 110% of the principal amount plus accrued interest. The senior convertible notes also have certain qualified cross-default provisions, particularly for acceleration of indebtedness under the notes. Under such circumstances, our cash position and liquidity would be severally impacted, and it is possible we would not be able to pay our debts as they come due.

Our existing debt obligations impose operating restrictions on us, which may prevent us from taking certain corporate actions.

The terms of the agreements governing our senior convertible notes and the Aventis debenture impose operating restrictions on us. These restrictions limit, among other things, our ability to:

•	incur or guarantee additional indebtedness, on or before March 31, 2006;

•	sell assets;

•	redeem, pay cash dividends or make other distributions on our common stock; and

•	create liens.

Under the terms of both our senior convertible notes and the Aventis debenture, in the event of a change of control of us or a sale of all or substantially all of our assets, the surviving entity would be obligated to assume our outstanding debt obligations. In the event of a change of control, the holders of our outstanding senior convertible notes and debenture would have the right to require us to redeem the entire principal of the debt securities plus accrued interest for cash, and, in the case of the senior convertible notes, 110% of the principal amount plus accrued interest. Additionally, we may be required to redeem the Aventis debenture, in cash or common stock at Aventis’ option, if we sell, license, pledge or transfer certain of our projects or products to an entity other than Aventis or its affiliates.

In addition, for a period of 18 months from June 12, 2003, the date we closed on the second tranche of the $20 million financing, we are, subject to certain limited exceptions, restricted from issuing, selling or exchanging our equity or debt securities, unless in each case we shall have first offered to sell such securities on the same terms to the holders of our senior convertible notes. We are also required to maintain the effectiveness of the registration statement relating to the resale of our common stock issuable upon conversion of these securities for certain specified periods.

We cannot assure you that these covenants will not adversely affect our ability to:

•	finance our future operations or capital needs;

•	pursue available business opportunities;

•	enter into transactions with potential acquirers;

•	limit our ability to plan for or react to market conditions;

•	meet capital needs; and

•	restrict our activities or business plans.

A breach of any of these covenants could result in a default in respect of our outstanding senior convertible notes and/or debenture. If a default occurs, the holders could elect to declare all amounts, together with accrued interest, to be immediately due and payable in cash, and, in the case of the senior convertible notes, at a price equal to 110% of the amount due.

We are dependent on our senior management and scientific staff, and the loss of this personnel or the failure to attract additional qualified personnel could adversely affect our ability to achieve our business objectives.

We depend upon the services of our senior management and scientific staff. We have not insured against the loss, due to death or disability, of any key personnel. The quality and reputation of our scientists and other technical personnel, and their success in performing their responsibilities, are a basis on which we attract potential funding sources and strategic partners. The loss of the services of any key personnel or the failure to recruit necessary additional or replacement personnel could have an adverse affect on our ability to achieve our business objectives. There is intense competition for qualified personnel in the pharmaceutical and biotechnology industries, including from other companies, universities, government entities and public and private research institutions, and there can be no assurance that we will be able to attract and retain the qualified personnel necessary for the development of our business.

Risks Related to Our Industry

If we are delayed or fail to obtain the necessary regulatory approvals, our ability to generate product revenue will be adversely affected.

The clinical trials, manufacturing and marketing of our products undergo rigorous testing and approval processes and are subject to extensive regulation by numerous governmental authorities in the

United States and other countries, including the FDA in the United States and the Medicines Control Agency, or MCA, in the United Kingdom. The process of obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain. The time required for FDA approval is uncertain, and typically takes a number of years, depending on the type, complexity and novelty of the product. Since certain of our products involve the application of new technologies and are based on a new therapeutic approach, regulatory approvals may be obtained more slowly than for products produced using more conventional technologies. Additionally, we may encounter delays or disapprovals based upon additional government regulation resulting from future legislation or administrative action or changes in FDA or equivalent foreign regulatory policy made during the period of product development and regulatory review.

To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular product is safe and effective for the applicable cancer or disease. Several biopharmaceutical companies have failed to obtain regulatory approvals because the applicable regulatory agencies were not satisfied with the structure of the clinical trials or the ability to interpret the data from the trials. We may encounter similar problems. The timing and success of a clinical trial is dependent on many factors, including enrolling sufficient patients in a timely manner, demonstrating the efficacy of a product in a scientifically significant manner and avoiding adverse patient reactions. The timing and success of our clinical trials in particular are also dependent on the FDA and other regulatory agencies accepting each trial’s protocol, statistical analysis plan, product characterization tests and clinical data. If the FDA and other regulatory agencies are not satisfied with such matters and/or our current clinical trials yield inconclusive or negative results, we may be required to modify or to expand the scope of our clinical trial studies or conduct additional clinical trial studies to support a filing. In that event, the costs of developing our products would increase and the launch of our products would be delayed. In addition, we, the FDA or another applicable regulatory agency might delay or halt our clinical trials, for various reasons.

Approval for any products we develop may not be granted by applicable regulatory agencies on a timely basis, if at all, or if granted the approval may not cover all the clinical indications for which we are seeking approval or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use. Any delay in obtaining, or failure to obtain, necessary approvals would adversely affect our ability to generate product revenue. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, the marketing and manufacturing of drugs and biological products are subject to continuing FDA and other applicable regulatory agency review, and later discovery of previously unknown problems with a product, its manufacture or its marketing may result in the FDA or another applicable regulatory agency requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market.

Our competitors may develop and market products that are safer, more effective, or reach the market sooner than our products, which would adversely affect the commercial success of any of our products.

The treatment of diseases such as those to which our products are directed is subject to rapid, unpredictable and significant change. Our products under development seek to address certain cancers and diseases currently addressed, to some extent, by existing or evolving products and technologies of other biotechnology and pharmaceutical companies. Competition from other biotechnology companies, large pharmaceutical companies and universities and other research institutions is intense and is expected to increase. Many of these companies and institutions have substantially greater resources, research and development staffs and facilities than we do and have substantially greater experience in obtaining regulatory approval, and in manufacturing and marketing pharmaceutical products.

Our competitors may:

•	develop safer or more effective therapeutic products;

•	discover technologies that may result in medical breakthroughs which render our products obsolete even before they generate any revenue;

•	commercialize their products sooner than us;

•	implement more effective approaches to marketing and sales; or

•	establish superior proprietary positions.

Our ability to protect our intellectual property rights will be critically important to the success of our business, and we may not be able to protect these rights in the United States or abroad.

The success of our business will depend in large part on our ability to:

•	obtain patents, both in the United States and in other countries;

•	maintain our unpatented trade secrets;

•	operate without infringing on the proprietary rights of others; and

•	prevent others from infringing our proprietary rights.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary rights by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth, validity and enforceability of claims allowed in patents we have obtained cannot be predicted.

As of October 31, 2003 we held 15 issued patents in the U.S. and 16 issued patents in foreign countries, and have pending patent applications and patent applications in preparation. Our pending applications or patent applications in preparation may or may not be issued as patents in the future. Additionally, our existing patents, patents pending and patents that we may subsequently obtain will not necessarily preclude competitors from developing products that compete with products we have developed and thus would substantially lessen the value of our proprietary rights. We intend to file additional patent applications, when appropriate, relating to our technologies, improvements to our technologies and specific products we may develop. If any of our patents are challenged, invalidated, circumvented or held to be unenforceable, we could lose the protection of rights we believe to be valuable, and our business could be materially and adversely affected. Lastly, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. These agreements may not ultimately provide us with adequate protection in the event of unauthorized use or disclosure of confidential or proprietary information, and, in addition, the parties may breach such agreements. Our trade secrets may otherwise become known to, or be independently developed by, our competitors.

If other companies claim that we infringe on their intellectual property rights, we may be subject to costly and time-consuming litigation and delays in product introduction.

Our commercial success also will depend, in part, on our not infringing patents issued to others. Our processes and potential products may conflict with patents which have been or may be granted to competitors, academic institutions or others. As the pharmaceutical and biotechnology industries grow and more patents are issued, we are subject to an increased risk that our products may give rise to a declaration of interference by the Patent and Trademark Office, or to claims of patent infringement by other companies, institutions or individuals. These entities or persons could bring legal proceedings against us seeking substantial damages or seeking to enjoin us from testing, manufacturing or marketing our products. We could incur substantial costs, including diversion of management time, in defending ourselves in litigation. If any of these actions were successful, we may also be required to cease the infringing activity or obtain the requisite licenses or rights to use the technology which may not be available to us on acceptable terms, if at all.

Product liability claims or inadequate product liability insurance coverage may have a material adverse effect on our business, financial condition and future prospects.

We face an inherent risk of product liability exposure related to testing our therapeutic products in human clinical trials and will face even greater risks when we sell our products commercially. An individual may bring a product liability claim against us if one of our products causes, or appears to have caused, an injury. Product liability claims may result in:

•	substantial monetary awards to plaintiffs;

•	costs of related litigation;

•	withdrawal of clinical trial volunteers;

•	injury to our reputation; and

•	decreased demand for our products if our products are commercially available.

We currently maintain product liability coverage against risks associated with testing our potential products in clinical trials. Insurance coverage for product liability, however, is becoming increasingly expensive and difficult to obtain. Insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against such liability. The obligation to pay any product liability claim in excess of whatever insurance we are able to acquire could have a material adverse effect on our business, financial condition and future prospects.

Our profitability will depend significantly on the level of third party reimbursement for our products.

Our profitability will depend significantly on the availability and extent of reimbursement from third-party health care payors, such as government, private health insurers and other organizations that provide reimbursement for the cost of therapeutic drugs or products. Many patients will not be capable of paying for our products by themselves. Third-party payors are increasingly focused on containing health care costs and as a result are challenging the pricing of medical products and services. Additionally, many third party payors limit reimbursement for newly approved health care products. Any product that we succeed in bringing to market may not be eligible for reimbursement at a level which is sufficient to enable us to achieve market acceptance of our products or to maintain appropriate pricing. Without such reimbursement, the market for our products may be limited. Significant reductions in insurance coverage also may have an adverse effect on our future operations.

In the future, it is possible that the U.S. government may institute price controls and further limits on Medicare and Medicaid spending. Medical reimbursement systems vary widely among foreign countries, with some foreign countries requiring application for, and approval of, government or third-party reimbursement. In addition, some medical centers in foreign countries have fixed budgets, regardless of levels of patient care. Uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in quantities, or at prices that will enable us to achieve profitability.

Our business involves the use of hazardous materials that could expose us to environmental liability.

Our research and development activities involve the controlled use of hazardous materials, chemicals, cultures and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulations could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Common Stock

The price of our common stock may be volatile.

The market price of our common stock, like that of securities of other biotechnology companies, has fluctuated significantly in recent years and is likely to fluctuate in the future. Announcements regarding:

•	the progress and results of clinical trials,

•	technological innovations or new commercial products,

•	strategic partnerships and arrangements or the termination thereof,

•	public concern as to the safety of drugs and reliability of our testing processes,

•	developments regarding patents or proprietary rights,

•	litigation and governmental inquiries,

•	government regulation,

•	fluctuations in financial performance from period to period,

•	new financings, and

•	general market conditions

may have a significant impact on the market price of our common stock. In addition, price and volume trading volatility in the U.S. stock market can have a substantial effect on the market prices of the securities of many biotechnology companies, frequently for reasons other than the operating performance of such companies. These broad market fluctuations could adversely affect the market price of our common stock and could contribute to your losing all or part of your investment.

Additionally, sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, may adversely affect the market price of our common stock and may make it more difficult for us to sell our equity securities in the future at a time and price which we deem appropriate. To the extent the holders of our convertible securities, warrants and options convert or exercise such securities and then sell the shares of our common stock they receive upon conversion or exercise, our stock price may decrease due to the additional amount of shares available in the market. The subsequent sales of these shares could encourage short sales by our stockholders and others which could place further downward pressure on our stock price. We may also issue additional capital stock, convertible securities and warrants to raise capital in the future, issue additional common stock to pay any accrued interest on the senior convertible notes and issue stock options to attract and retain key personnel.

Provisions in our charter documents could prevent or frustrate any attempts to replace our current board of directors by stockholders.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without consent of our board of directors. Our certificate of incorporation and bylaws provide for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our board at any annual meeting, which may have the effect of delaying or preventing changes in the board of directors. In addition, our certificate of incorporation currently permits our board of directors to issue up to 4,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. Our issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our board of directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our certificate of incorporation and bylaws permit only our Chairman or a majority of our board of directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering any attempts by our stockholders to replace our current board of directors. In addition, Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Also, under applicable Delaware law, our board of directors may adopt anti-takeover measures in the future.

The conversion of our convertible securities, the exercise of outstanding warrants, options and other rights to obtain additional shares could dilute the value of the shares.

As of October 31, 2003, our senior convertible notes are convertible into 8,000,000 shares of our common stock and our Aventis debenture is convertible into 468,018 shares of our common stock (based on the average closing price of our common stock for the five trading days prior to, but not including, October 31, 2003). We also have outstanding options and warrants, including the warrants issued in connection with the common stock offered by this prospectus, which are exercisable for approximately 5,799,940 shares of our common stock, with an average exercise price of $8.70.

The conversion of our senior convertible notes and our debenture and the exercise of our outstanding warrants and options could result in dilution in the value of the shares of our outstanding common stock and the voting power represented thereby. In addition, the conversion price of our senior convertible notes and the exercise price of the warrants issued in connection with the senior convertible notes may be lowered under the price adjustment provisions in the event of a “dilutive issuance,” that is, if we issue common stock at any time prior to March 31, 2006 at a per share price below such conversion or exercise price, either directly or in connection with the issuance of securities that are convertible into, or exercisable for, shares of our common stock. A reduction in the conversion or exercise price may result in the issuance of a significant number of additional shares upon the conversion of the senior convertible notes or the exercise of the warrants.

Neither our senior convertible notes nor the warrants issued in connection with the senior convertible notes establish a “floor” that would limit reductions in such conversion price or exercise price, except for the 80% floor applicable to any dilutive issuance that occurs between March 31, 2004 and prior to March 31, 2006. This 80% floor limits any reduction in such conversion price or exercise price to a price equal to 80% of the applicable conversion price or exercise price. By corollary, there is no “ceiling” on the number of shares issuable upon conversion of the senior convertible notes or exercise of the warrants. The downward adjustment of the conversion price of our senior convertible notes or in the exercise price of these warrants could result in further dilution in the value of the shares of our outstanding common stock and the voting power represented thereby.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Discussions containing “forward-looking statements” may be found in the material set forth in the section entitled, “The Company” as well as in the prospectus generally.

These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus contains forward-looking statements regarding:

•	expectations as to the adequacy of existing capital resources to support our operations through the first quarter of 2004;

•	expectations as to the receipt and timing of regulatory clearance and approvals, including our ability to commence and complete clinical trials in a timely manner;

•	expectations as to the development of our products;

•	expectations as to our research and development costs;

•	statements as to anticipated reimbursement from third-party healthcare payers for our products; and

•	expectations as to our ability to continue as a going concern.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our ability to obtain additional financing or reduce our costs and expenses;

•	our ability to develop, obtain regulatory approval for produce in commercial quantities and gain commercial acceptance for our products;

•	our ability to maintain our arrangements and collaborations with third parties for the supply of key materials and assistance in the manufacture, market, sale and distribution of any product we develop;

•	our ability to enforce our patents and proprietary rights;

•	our level of debt obligations and the impact of restrictions imposed on us by the terms of this debt;

•	our ability to attract and retain highly qualified scientists and other technical personnel; and

•	changes in healthcare reform.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by any selling stockholder, if a selling stockholder chooses to sell some or all of its shares of our common stock. If any of the warrants held by the selling stockholders are exercised and none of those selling stockholders avail themselves of the cashless exercise provisions contained therein, we may receive up to $7,957,600 upon exercise of these warrants, subject to the price adjustment provisions described in this prospectus. We intend to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes, including to fund our ongoing clinical trials and operations.

THE SELLING STOCKHOLDERS

The Common Stock and Warrants

On September 18, 2003, we issued units consisting of an aggregate of 3,920,000 shares of common stock and warrants to purchase an aggregate of 980,000 shares of common stock to the selling stockholders pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D under the Securities Act.

The warrants are exercisable at any time on or after December 18, 2003 until September 18, 2008 at a price of $8.12 per share. The warrants are initially exercisable into 980,000 shares of our common stock. Each warrant includes customary anti-dilution provisions, without any price-based anti-dilution protection, and provides for cashless exercise in certain circumstances. All of the shares of common stock to be issued upon exercise of the warrants are restricted securities until we register them under the registration statement which includes this prospectus.

As of the date of this prospectus, none of the selling stockholders have exercised any portion of the warrants. We do not know when, if ever, any of the selling stockholders will exercise any portion of the warrants.

Registration Rights

Pursuant to a common stock and warrant purchase agreement dated as of September 16, 2003, entered into in connection with the purchase and sale of the common stock covered by this prospectus, we have agreed to register for resale 4,900,000 shares of our common stock in order to have sufficient shares issuable upon exercise of the warrants held by the selling stockholders. In addition, we have agreed to maintain the effectiveness of the registration statement which includes this prospectus for so long as the shares that can be sold under this prospectus by the selling stockholders:

•	have not been disposed of pursuant to an effective registration statement;

•	have not been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act; or

•	can not be publicly sold by the selling stockholders without limitation within a three-month period pursuant to Rule 144 under the Securities Act.

Until the registration statement which includes this prospectus is declared effective, we have agreed not to grant any registration rights or other rights to register securities under the Securities Act unless such rights:

•	are subordinate to the registration rights of the selling stockholders under the common stock and warrant purchase agreement, or

•	will not

•	have the effect of delaying a sale or limiting the number of securities which may be sold by the selling stockholders pursuant to the registration statement which includes this prospectus, or

•	otherwise adversely affect the registration rights of the selling stockholders.

Notwithstanding the foregoing, we may suspend the use of this prospectus up to three times during the effectiveness of the registration statement for a period of up to 30 days each, but not more than once in any four-month period, if our Board of Directors has determined in good faith that offers and sales pursuant to this prospectus should not be made because of the existence of material undisclosed circumstances or developments with respect to which the disclosure that would be required in the registration statement would be premature or would have an adverse effect on us.

Stock Ownership of Selling Stockholders

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of October 31, 2003 by the selling stockholders and their respective affiliates.

The number of shares that may actually be sold by any selling stockholder will be determined by that selling stockholder. Any selling stockholder may sell some, all or none of these shares. Because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. We do not know how long any selling stockholder will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any selling stockholder regarding the sale of any of the shares.

The table assumes that each selling stockholder sells as many shares as it can under this prospectus. Except as described in this prospectus, none of the selling stockholders or their affiliates have had any material relationship with us or any of our affiliates within the past three years.

Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering (1)		Number of Shares of Common Stock to be Sold Under the Offering		Shares of Common Stock Beneficially Owned After the Offering
					Number	Percent
Perceptive Life Sciences Master Fund, Ltd.	750,000	(2)	675,875	(8)	0	0%
First New York Securities LLC	750,000	(2)	74,125	(8)	0	0%
CC LifeScience, Ltd.	537,500	(3)	262,500	(8)	0	0%
Castle Creek Healthcare Partners LLC	537,500	(3)	225,000	(8)	0	0%
CC LifeScience Market Neutral Fund, Ltd.	537,500	(3)	50,000	(8)	0	0%
Munder Healthcare Fund	481,250	(4)	250,000	(8)	0	0%
Framlington International Portfolio Health Fund	481,250	(4)	187,500	(8)	0	0%
Framlington Biotech Fund	481,250	(4)	31,250	(8)	0	0%
FIPS Health	481,250	(4)	12,500	(8)	0	0%
Expressway Partners, Ltd.	323,275	(5)	187,725	(8)	0	0%
Thruway Partners, LP	323,275	(5)	106,195	(8)	0	0%
Highway Partners, LP	323,275	(5)	29,355	(8)	0	0%
ProMed Partners, L.P.	107,759	(6)	91,950	(8)	0	0%
ProMed Offshore Fund, Ltd.	107,759	(6)	15,809	(8)	0	0%
The Ascend Fund, LP	187,500	(7)	75,000	(8)	0	0%
Richard H. & Laurie Morrison Living Trust	187,500	(7)	62,500	(8)	0	0%
Morrison Charitable Remainder Trust	187,500	(7)	37,500	(8)	0	0%
Laurie Morrison Trust	187,500	(7)	12,500	(8)	0	0%
BayStar Capital II, LP	215,517	(8)	215,517	(8)	0	0%
Capital Ventures International	161,638	(8)	161,638	(8)	0	0%
Citadel Equity Fund Ltd.	538,793	(8)	538,793	(8)	0	0%
Crescent International Ltd.	107,759	(8)	107,759	(8)	0	0%
Crown Investment Partners, LP	31,250	(8)	31,250	(8)	0	0%
Deephaven Small Cap Growth Fund, LLC	431,034	(8)	431,034	(8)	0	0%
Deutsche Bank AG, London Branch	154,778	(8)	125,000	(8)	29,778	*
HBM BioVentures (Cayman) Ltd.	646,552	(8)	646,552	(8)	0	0%
Portside Growth and Opportunity Fund	107,759	(8)	107,759	(8)	0	0%
Vertical Ventures Investments, LLC	147,414	(8)	147,414	(8)	0	0%

Total			3,920,000

*Less than 1%.

(1)	We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by each of the selling stockholders and the percentage ownership of the selling stockholders, we include any shares as to which each selling stockholder has sole or shared voting power or investment power, as well as any shares of our common stock subject to options, warrants or other derivative securities held by that selling stockholder that are currently exercisable or exercisable within 60 days after October 31, 2003.

(2)	Represents (i) 540,700 shares of our common stock held directly by Perceptive Life Sciences Master Fund, Ltd., (ii) 135,175 shares of our common stock issuable upon exercise of warrants held directly by Perceptive Life Sciences Master Fund, (iii) 59,300 shares of our common stock held directly by First New York Securities LLC and (iv) 14,825 shares of our common stock issuable upon exercise of warrants held directly by First New York Securities.

(3)	Represents (i) 210,000 shares of our common stock held directly by CC LifeScience, Ltd., (ii) 52,500 shares of our common stock issuable upon exercise of warrants held directly by CC LifeScience, (iii) 180,000 shares of our common stock held directly by Castle Creek Healthcare Partners LLC, (iv) 45,000 shares of our common stock issuable upon exercise of warrants held directly by Castle Creek Healthcare Partners, (v) 40,000 shares of our common stock held directly by CC LifeScience Market Neutral Fund and (vi) 10,000 shares of our common stock issuable upon exercise of warrants held directly by CC LifeScience Market Neutral Fund.

(4)	Represents (i) 200,000 shares of our common stock held directly by Munder Health Care Fund, (ii) 50,000 shares of our common stock issuable upon exercise of warrants held directly by Munder Health Care Fund, (iii) 150,000 shares of our common stock held by Framlington International Portfolio Health Fund, (iv) 37,500 shares of our common stock issuable upon exercise of warrants held directly by Framlington International Portfolio Health Fund, (v) 25,000 shares of our common stock held by Framlington Biotech Fund, (vi) 6,250 shares of our common stock issuable upon exercise of warrants held directly by Framlington Biotech Fund, (vii) 10,000 shares of our common stock held directly by FIPS Health and (viii) 2,500 shares of our common stock issuable upon exercise of warrants held directly by FIPS Health.

(5)	Represents (i) 150,180 shares of our common stock held directly by Expressway Partners, Ltd., (ii) 37,545 shares of our common stock issuable upon exercise of warrants held directly by Expressway Partners, (iii) 84,956 shares of our common stock held directly by Thruway Partners, LP, (iv) 21,239 shares of our common stock issuable upon exercise of warrants held directly by Thruway Partners, (v) 23,484 shares of our common stock held directly by Highway Partners, LP and (vi) 5,871 shares of our common stock issuable upon exercise of warrants held directly by Highway Partners.

(6)	Represents (i) 73,560 shares of our common stock held directly by ProMed Partners, L.P., (ii) 18,390 shares of our common stock issuable upon exercise of warrants held directly by ProMed Partners, (iii) 12,647 shares of our common stock held directly by ProMed Offshore Fund, Ltd. and (iv) 3,162 shares of our common stock issuable upon exercise of warrants held directly by ProMed Offshore Fund.

(7)	Represents (i) 60,000 shares of our common stock held by The Ascend Fund, LP, (ii) 15,000 shares of our common stock issuable upon exercise of warrants held directly by The Ascend Fund, (iii) 50,000 shares of our common stock held directly by Richard H. & Laurie Morrison Living Trust, (iv) 12,500 shares of our common stock issuable upon exercise of warrants held directly by Richard H. & Laurie Morrison Living Trust, (v) 30,000 shares of our common stock held by Morrison Charitable Remainder Trust, (vi) 7,500 shares of our common stock issuable upon exercise of warrants held directly by Morrison Charitable Remainder Trust, (vii) 10,000 shares of our common stock held directly by Laurie Morrison Trust and (viii) 2,500 shares of our common stock issuable upon exercise of warrants held directly Laurie Morrison Trust.

(8)	Includes shares of our common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

We are registering 4,900,000 shares of our common stock, 980,000 of which are issuable upon exercise of the warrants, to permit the resale of these shares of common stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by any selling stockholder of the shares of common stock.

Any selling stockholder may sell all or a portion of our common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

(1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2) in the over-the-counter market,

(3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4) through the writing of options, whether the options are listed on an options exchange or otherwise,

(5) through the settlement of short sales,

(6) through a combination of such methods of sale, or

(7) through any other method permitted pursuant to applicable law.

If a selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from that selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, a selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. A selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. A selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. A selling stockholder may also elect to sell all or a portion of their common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

A selling stockholder may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by that selling stockholder and, if that selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. A selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

A selling stockholder and any underwriter, broker-dealer or agent participating in the sale of the shares of common stock may be deemed to be an “underwriter” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such underwriter, broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Any person deemed to be an underwriter will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement which includes this prospectus.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the common stock and warrant purchase agreement, estimated to be $47,500 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay, on a pro rata basis based on the number of securities registered, all applicable underwriting discounts and selling commissions, if any. We will indemnify each selling stockholder against liabilities, including some liabilities under the Securities Act, in accordance with the common stock and warrant purchase agreement, or each selling stockholder will be entitled to contribution. We may be indemnified by each selling stockholder, severally and not jointly, against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by that selling stockholder specifically for use in this prospectus, in accordance with the common stock and warrant purchase agreement, or we may be entitled to contribution. Each selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of our common stock against civil liabilities, including liabilities under the Securities Act.

Once sold under the registration statement which includes this prospectus, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for us by Akerman Senterfitt.

EXPERTS

The financial statements of Aphton Corporation appearing in Aphton Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company’s ability to continue as a going concern as described in Note 1 to the financial statements) included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Commission. You may read and copy these reports and other information at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, you may read our Commission filings over the Internet at the Commission’s website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

We incorporate into this prospectus by reference the following documents filed by us with the Commission, other than information furnished pursuant to Item 9 or Item 12 of Form 8-K, each of which should be considered an important part of this prospectus:

Commission Filing (File No. 000-19122)	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2002

Annual Report on Form 10-K	Quarters ended March 31, 2003 and June 30, 2003

Current Reports on Form 8-K	February 7, 2003, February 21, 2003, February 25, 2003, February 25, 2003, March 6, 2003, April 1, 2003, April 1, 2003, May 2, 2003, May 21, 2003, June 5, 2003, June 13, 2003, July 1, 2003, July 8, 2003, July 17, 2003, July 18, 2003 and September 25, 2003.

Description of our common stock contained in Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	January 30, 1998

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 until the offering of the common stock offered by this prospectus is completed	After the date of this prospectus

We will provide to you, upon request, a copy of each of our filings at no cost. Please make your request by writing or telephoning us at the following address or telephone number:

Aphton Corporation

80 S.W. Eighth Street

Miami, Florida 33130

Tel: (305) 374-7338

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.*

SEC registration fee	$2,434
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Printing, engraving and mailing expenses	$5,000
Miscellaneous	$5,066

Total	$47,500

* All amounts, except for the SEC registration fee, are estimated.

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits the Registrant to indemnify any person who is or was a director, officer, employee and agent, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise (each an “Insider”) against liability for each such Insider’s acts taken in his or her capacity as an Insider in a civil action, suit or proceeding if such actions were taken in good faith and in a manner which the Insider reasonably believed to be in or not opposed to the best interests of the Registrant, and in a criminal action, suit or proceeding, if the Insider had no reasonable cause to believe his or her conduct was unlawful, including under certain circumstances, suits by or in the right of the Registrant for any expenses, including attorneys’ fees, judgments, fines and amounts paid in settlements and for any liabilities which the Insider may have incurred in consequence of such action, suit or proceeding under conditions stated in said Section 145. The Registrant’s Certificate of Incorporation and By-Laws provide that the Registrant shall indemnify its directors and officers to the fullest extent authorized by the DGCL; provided, that the Registrant will not be required to indemnify any director or executive officer in connection with a proceeding initiated by such person, with certain exceptions.

As permitted by Section 102(b)(7) of the DGCL, Article NINTH of the Registrant’s Certificate of Incorporation provides that a director of the Registrant will not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as amended, which concerns unlawful payments of dividends, stock purchases or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

The Registrant’s Certificate of Incorporation and Bylaws permits the Registrant to secure insurance on behalf of any director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust or other enterprise for any expense, liability or loss arising out of his or her actions in such capacity, regardless of whether the Registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Item 16.	Exhibits.

Exhibit No.	Description

4.1	Specimen of Common Stock Certificate. (1)

4.2*	Form of Warrant to purchase common stock issued by Aphton Corporation to the selling stockholders on September 18, 2003.

5.1*	Opinion of Akerman Senterfitt.

23.1*	Consent of independent certified public accountants.

23.2*	Consent of Akerman Senterfitt (included in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature pages of this Registration Statement).

*	Filed herewith.

(1)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed on January 30, 1998.

Item 17.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on October 31, 2003.

APHTON CORPORATION

By:	/s/ PHILIP C. GEVAS

Philip C. Gevas Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Philip C. Gevas and Frederick W. Jacobs his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any Registration Statement (and any and all amendments thereto) related to this Registration Statement and filed pursuant to Rule 462(b) promulgated by the Securities and Exchange Commission, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PHILIP C. GEVAS Philip C. Gevas	Chairman, President and Chief Executive Officer	October 31, 2003

/s/ WILLIAM A. HASLER William A. Hasler	Vice Chairman of the Board, Director and Co-Chief Executive Officer	October 31, 2003

/s/ NICHOLAS JOHN STATHIS Nicholas John Stathis	Director	October 31, 2003

/s/ GEORGE HIBON Georges Hibon	Director	October 31, 2003

/s/ ROBERT S. BASSO Robert S. Basso	Director	October 31, 2003

/s/ DAVID H. SACHS, M.D. David H. Sachs, M.D	Director	October 31, 2003

/s/ FREDERICK W. JACOBS Frederick W. Jacobs	Vice President, Chief Financial Officer, Treasurer and Chief Accounting Officer	October 31, 2003

Exhibit Index

Exhibit No.	Description

4.1	Specimen of Common Stock Certificate. (1)

4.2*	Form of Warrant to purchase common stock issued by Aphton Corporation to the selling stockholders on September 18, 2003.

5.1*	Opinion of Akerman Senterfitt.

23.1*	Consent of independent certified public accountants.

23.2*	Consent of Akerman Senterfitt (included in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature pages of this Registration Statement).

*	Filed herewith.

(1)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed on January 30, 1998.